April 15, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Basin Electric Power Cooperative Registration Statement on Form S-4 Filed on April 15, 2026
Ladies and Gentlemen:
    On April 15, 2026, Basin Electric Power Cooperative (“Basin Electric”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to Basin Electric’s offer to exchange (the “Exchange Offer”) up to $700,000,000 aggregate principal amount of its 5.850% First Mortgage Obligations, 2025 Series A Bonds due 2055 (the “Exchange Bonds”) that will be registered under the Securities Act for a like principal amount of Basin Electric’s outstanding 5.850% First Mortgage Obligations, 2025 Series A Bonds due 2055 (the “Original Bonds”). Basin Electric hereby informs you that Basin Electric is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”). In connection with the filing of the Registration Statement, Basin Electric hereby represents as follows:
1.Basin Electric has not entered into any arrangement or understanding with any person to distribute the Exchange Bonds to be received in the Exchange Offer following completion of the Exchange Offer and, to the best of Basin Electric’s information and belief, each person participating in the Exchange Offer will acquire the Exchange Bonds in the ordinary course of its business and with no arrangement or understanding with any person to participate in a distribution of the Exchange Bonds to be received in the Exchange Offer;
2.Basin Electric will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that, if such person acquires Exchange Bonds for the purpose of distributing such Exchange Bonds, such person (i) cannot rely on the Staff’s interpretive position expressed in the No-Action Letters or interpretive letters of similar intent and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell such Exchange Bonds, and be identified as an underwriter in the prospectus relating to the resale of such Exchange Bonds; and
3.Basin Electric will include in the transmittal letter to be executed by or otherwise binding on each person participating in the Exchange Offer (i) an acknowledgment that such person does not intend to engage in a distribution of the Exchange Bonds to be received in the

Securities and Exchange Commission
April 15, 2026

Exchange Offer and (ii) a provision that if such person is a broker-dealer holding Original Bonds acquired for its own account as a result of market-making activities or other trading activities, such person must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Bonds received in respect of such Original Bonds pursuant to the Exchange Offer. The transmittal letter will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
If you have any questions or require additional information in respect of the Registration Statement, please contact Kyle Drefke of Orrick, Herrington & Sutcliffe LLP, counsel to Basin Electric, at (202) 339-8434.

Sincerely,

/s/ Christoper A. Johnson

Christoper A. Johnson
Senior Vice President and Chief Financial Officer

cc:	Todd Brickhouse, Basin Electric Power Cooperative
James Horan, Basin Electric Power Cooperative
Carl Lyon, Orrick, Herrington & Sutcliffe LLP
Kyle Drefke, Orrick, Herrington & Sutcliffe LLP